The Northern Trust Company

50 S. LaSalle Street

Chicago, Illinois 60603

(312) 630-6000

October 1, 2025

Advisers Investment Trust

50 LaSalle Street

Chicago, IL 60603

Attention: Barbara J. Nelligan

Re: Class Action Service

Dear Barbara:

This letter agreement (the “Letter Agreement”) sets forth the terms and conditions under which The Northern Trust Company (“Northern”) will provide class action services (the “Services”) to ADVISERS INVESTMENT TRUST (the “Trust”), a statutory trust organized under the laws of the State of Delaware, on behalf of the series managed by Independent Franchise Partners, LLP (the “Fund”), and the Trust’s acceptance of such Services and related terms. This Letter Agreement is entered into pursuant to, and supplements, the Custody Agreement, dated as of March 31, 2017 (as amended, restated or otherwise modified from time to time, the “Agreement”) between the Trust on behalf of the Fund and Northern. Except as expressly modified herein, all terms and condition of the Agreement shall remain in full force and effect and shall apply to the Services described below.

In the event that Northern receives notice of a settled securities class action litigation, Northern will use reasonable endeavors to identify whether Northern held the relevant securities on behalf of the Fund at the relevant time specified in the class action. In the event that the Fund was an affected owner of the relevant securities, Northern will notify the Fund accordingly, file the proof of a claim and the required documentation directly with the third party administrator appointed to process settlement claims and/or distribute settlement proceeds (the “Claims Administrator”) and collect and receive payment from the Claims Administrator in relation to that class action unless otherwise directed by the Trust or the Fund. The Fund acknowledges and agrees that Northern does not select and has no control over such Claims Administrators and Northern Trust shall have no liability for the actions or omissions of Claims Administrators.

In addition, Northern shall provide information to the Fund of any class action litigation opportunities of which it is notified in respect of which the Fund would be entitled to participate. Where the Fund wishes to participate in such litigation, the Trust or the Fund agrees to appoint Northern to provide an active class action administration service as more particularly described below (the “Active Class Action Service”). In the performance of the Active Class Action Service, the Trust, the Fund and Northern agree as follows:

i.	Northern will use its reasonable endeavors to determine whether it held the securities to which the class action relates on behalf of the Trust at the relevant time specified in the class action;
ii.	Northern will determine whether the Fund’s potential recovery under the relevant class action exceeds such materiality loss threshold as the Fund and Northern shall agree from time to time;
iii.	Northern will, without unreasonable delay, make available to the Fund information in relation to the relevant class action; and
iv.	under no circumstances will Northern, nor any of its affiliates, foreign custodians or nominees, be named as a participant to the relevant class action, it being understood that the Trust as beneficial owner will participate in all class actions in its name and the appointment of any law firm, litigation funder or related party will be made by the Trust or the Fund and not by Northern.

NTAC:3NS-20

The Northern Trust Company

50 S. LaSalle Street

Chicago, Illinois 60603

(312) 630-6000

Upon direction from the Trust or the Fund, Northern will liaise directly with the appointed law firm, litigation funders or related party during the course of the litigation process and submit to such law firm such documents as are reasonably requested. Northern shall collect and receive payment from the law firm in the relevant class action of any amounts payable to the Fund. In the absence of any direction related to such class action, Northern will take no action.

The Trust and the Fund acknowledges that Northern will use the Fund’s transaction data and portfolio holdings records for the provision of the Active Class Action Service and such information may be shared on an anonymous basis with external law firms and litigation funders for the purposes of performing a preliminary loss analysis.

Northern may utilize Broadridge Financial Solutions, Inc. or another firm of recognized standing as its delegate to provide the Services. The Trust and the Fund each acknowledges that the Services are only available in certain jurisdictions and Northern will make available to the Trust and the Fund upon request details of those markets in which this service is available.

In the event that the Fund no longer wishes to receive the Services (including the Active Class Action Service), the Trust or the Fund shall provide Northern with at least ten (10) Business Days’ prior notice in writing.

Attached to this Letter Agreement as Schedule C is a comprehensive fee schedule applicable to the Trust and includes fees related to the Services (the “Fee Schedule”). The prior fee schedule which was attached to the Agreement as Schedule C is hereby amended and superseded by the Schedule C attached hereto, and shall be deemed to amend the Agreement accordingly. Please confirm your acceptance of this Letter Agreement and agreement with the provision of the Services as described in this Letter Agreement and the fees set forth in the Fee Schedule, by signing, dating and returning a signed copy of this Letter Agreement to us.

THE NORTHERN TRUST COMPANY

NJG - Examined as to Form	By:	/s/ Kelly Reed-Clare
	Name:	Kelly Reed-Clare
	Title:	Vice President

NTAC:3NS-20